

DIVISION OF

CORPORATION FINANCE

Mail Stop 4631

May 7, 2010

Via U.S. Mail and Facsimile (503) 382-2540

David P. Carlson
Executive Vice President and Chief Financial Officer
LaCrosse Footwear, Inc.
17634 NE Airport Way
Portland, Oregon 97230

> **Re: LaCrosse Footwear, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Definitive Proxy Statement filed March 25, 2010**
> **File No. 000-23800**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Item 9A(T). Controls and Procedures, page 27</u>

1. We note your officers' conclusion that your disclosure controls and procedures were effective "as of the date of such evaluation" in ensuring that the information to be disclosed in your Exchange Act reports is "(1) recorded, processed, summarized and reported in a timely manner." Please confirm and disclose in

future filings whether your disclosure controls and procedures in the "reports that you file or submit under the Act" are "(1) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." See Rule 13a-15(e). Alternatively, you may conclude that your disclosure controls and procedures were "effective" or "ineffective" whichever the case may be without defining them. See Item 307 of Regulation S-K.

Exhibit Index, page 34

2. It appears that you have omitted the schedules and exhibits referenced in exhibits 10.23 and 10.27. Please file these schedules and exhibits with your next Exchange Act report. See Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement

Summary Compensation Table, page 23

3. In future filings, please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the table such as the material terms of any non-equity incentive plan awards. Please refer to Item 402(o) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Special Counsel